UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

________________

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE OF 1934

For the fiscal year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

For the transition period from to

Commission file number 1-3950

A. Full title of the plan and the address of the plan:

Associates First Capital Corporation

Discounted Employee Stock Purchase Plan

250 Carpenter Freeway, Irving, Texas 75062-2729

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Associates First Capital Corporation

250 East Carpenter Freeway, Irving, Texas 75062-2729

Financial Statements

Associates First Capital Corporation

Discounted Employee Stock Purchase Plan

Period from inception (October 1, 1999) to

December 31, 1999
with Report of Independent Auditors

Associates First Capital Corporation

Discounted Employee Stock Purchase Plan

Financial Statements

Period from inception (October 1, 1999) to December 31, 1999

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statement of Financial Condition as of December 31, 1999	2
Statement of Changes in Participants' Equity for the period from inception (October 1, 1999) to December 31, 1999	3
Notes to Financial Statements	4
Signature	8
Exhibit - Consent of Independent Auditors	9
Schedules I, II and III are not applicable

Report of Independent Auditors

Nonqualified Plan Committee
Associates First Capital Corporation
Discounted Employee Stock Purchase Plan

We have audited the accompanying statement of financial condition of the Associates First Capital Corporation Discounted Employee Stock Purchase Plan (the "Plan") as of December 31, 1999, and the related statement of changes in participants' equity for the period from inception (October 1, 1999) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1999, and the changes in participants' equity for the period from inception (October 1, 1999) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Dallas, Texas

February 9, 2000

Associates First Capital Corporation

Discounted Employee Stock Purchase Plan

Statement of Financial Condition

December 31, 1999

Assets
Participants' Deposits Due from
Associates First Capital Corporation	$2,580,383
Total assets	$2,580,383 ========

Liabilities and Participants' Equity

Stock Purchase Payable	$2,580,383

Participants' Equity	- ========

Total liabilities and participants' equity	$2,580,383 ========

See accompanying notes.

Associates First Capital Corporation

Discounted Employee Stock Purchase Plan

Statement of Changes in Participants' Equity

Period from inception (October 1, 1999) to December 31, 1999

Participants' Equity, beginning of period	$ -

Participants' Deposits	2,580,383

Deposits used for Stock Purchase	(2,580,383)

Participants' Equity, end of period	$ - ==========

See accompanying notes.

1. Description of the Plan

The following description of the Associates First Capital Corporation Discounted Employee Stock Purchase Plan (the "Plan") provides only general information and the Plan document should be referred to for a more complete description of the Plan's provisions.

General

In September 1999, Associates First Capital Corporation (the "Company") established the Plan to provide Eligible Employees, as defined in the Plan document, of the Company and its subsidiaries an opportunity to purchase shares of common stock of the Company at a 15% discount from market prices through accumulated payroll deductions. The Plan was implemented on October 1, 1999, and as of that date, was available to full-time and part-time employees who had reached the age of majority in the state or jurisdiction of such individual's residence and who lived and worked in the U.S. or the District of Columbia or was designated by the Company as an expatriate employee and was paid on the Company's U.S. payroll. On December 3, 1999, the Company amended the Plan document to make changes and incorporate additional provisions required to facilitate participation by certain employees of the Company and its subsidiaries under the laws of various foreign jurisdictions in which those employees live and work, at such time as the Company makes the Plan available for participation by those employees. Effective January 1, 2000, participation in the Plan was extended and made available to all employees of the Company and its subsidiaries who live and work in Canada, Japan, Puerto Rico, and U.S. Virgin Islands, provided the employees satisfy other applicable conditions required to qualify as an Eligible Employee. The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and does not qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended.

Each Eligible Employee who elects to participate in the Plan (a "Participant") is deemed to be granted the option at the beginning of each quarter to purchase shares of common stock of the Company through regular payroll deductions during the period beginning on the first day of each calendar quarter and ending on the final day of that quarter (an "Offering Period"). Eligible employees may contribute on an after-tax basis a minimum of $25 per pay period for a full-time employee or $12 per pay period for a part-time employee, limited to a maximum of $25,000 during any calendar year. These limits are applicable to the initial offering period during the fourth quarter of 1999 for U.S. employees only; however, the December 3, 1999 amendment to the Plan document changed the limits to comparable country-specific amounts for employees in other countries. No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Plan. All employee payroll deductions withheld by the Company under the Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose. Plan contributions ("Participants' deposits") are then used to purchase shares of the Company's common stock at the beginning of the next quarter, in accordance with the provisions set forth in the Plan document. The aggregate amount of Participants' deposits at December 31, 1999 was $2,580,383 and is reflected as an asset in the accompanying statement of financial condition. The common stock is purchased from the Company on behalf of each Participant at a price equal to the lower of 85% of the closing price of the common stock on the first Trading Day, as defined by the Plan document, or 85% of the closing price of the common stock on the last Trading Day of each quarterly Offering Period. The Company has reserved 2,000,000 shares of its common stock for issuance under the Plan.

The Plan is administered by the Compensation Committee of the Company's Board of Directors, which consists exclusively of non-employee directors of the Company. Pursuant to the terms of the Plan document, the Compensation Committee has delegated authority to administer the Plan to the Company's Nonqualified Plan Committee, which consists of several officer employees of the Company who are appointed by the Company's Board of Directors.

The Plan's custodian and recordkeeper is First Chicago Trust Division of EquiServe ("EquiServe"). Once common stock is purchased, the shares are credited to the Participants' individual accounts at EquiServe. The Participant owns and is entitled to the shares of common stock credited to his/her individual account.

The Company pays fees for the administration of the Plan and the maintenance of the Participants' accounts and any commission charges associated with the purchase of the common stock. Such fees and charges are not reflected in the accompanying financial statements.

Termination or Change in Status of Employment

In the event of termination or change in the status of employment due to a Participant's death, retirement, long-term disability, or unpaid leave of absence, payroll deductions shall cease as of the date of termination or change; however, accumulated payroll deductions held by the Company on behalf of such Participant will be used to purchase common stock. Upon termination or change in the status of the Participant's employment for any other reason, payroll deductions credited to the Participant's account which have not yet been used to purchase common stock will be returned to the Participant. The Participant has the option of either withdrawing the total number of shares in his/her account or maintaining his/her account, provided that the Participant must pay any fees related to the maintenance of the account. Participants whose employment is terminated or the status of which is otherwise changed are not permitted to purchase common stock through the Plan. Participants who voluntarily terminate participation in the Plan may thereafter re-enroll and participate again in the Plan.

Although it has not expressed any intent to do so, the Board of Directors of the Company or the Compensation Committee has the right to terminate or to amend the Plan at any time. Plan termination or amendment shall not affect options to acquire common stock previously granted or adversely affect the rights of any Participant.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Stock Purchase Payable

As of December 31, 1999, the Plan was obligated to purchase approximately 110,650 shares of the Company's common stock on behalf of the Participants. The liability is reflected in the accompanying statement of financial condition as stock purchase payable. The market value of the Company's common stock on October 1, 1999 and December 30, 1999 (the first and last Trading Days of the quarter, respectively) was $35.00 per share and $27.44 per share, respectively. Common stock acquired in connection with the period from inception (October 1, 1999) through December 31, 1999 was purchased and distributed directly to the Participants' accounts in January 2000.

5. Income Tax Status

Following the end of each Offering Period, Participants will have taxable income equal to the difference between their total contributions for each Offering Period and the fair market value of the shares purchased on their behalf. The difference between the amount of each Participant's contributions and the fair market value of the shares will be subject to federal income tax at ordinary income tax rates and FICA and Medicare taxes. The Company will withhold federal income taxes according to its regular withholding procedures, and FICA and Medicare taxes as appropriate from each Participant's first paycheck following the end of each Offering Period. Participants may also be responsible for applicable state and local taxes. Since Participants are responsible for applicable taxes, no provision for income taxes is included in the accompanying financial statements.

6. Subsequent Events (Unaudited)

Effective April 1, 2000, participation in the Plan will be extended and made available to all employees of the Company and its subsidiaries who live and work in the United Kingdom, Ireland, France, Spain and Sweden.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company's Nonqualified Plan Committee, as Plan Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Nonqualified Plan Committee, as Plan Administrator of the
Associates First Capital Corporation
Discounted Employee Stock
Purchase Plan

By	/s/ John W. Lee John W. Lee Senior Vice President of Compensation

March 30, 2000